UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Elron Electronic Industries Ltd.

(Name of Issuer)

Ordinary shares, nominal value 0.003 New Israeli Shekels per share

 (Title of Class of Securities)

290160100

 (CUSIP Number)

December 24, 2013 (1)

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)           This statement on Schedule 13G also serves as the amended statement required for the end of the calendar year 2013.

CUSIP No. 290160100	13G	Page 2 of 11 Pages
1	NAME OF REPORTING PERSONS Dov Yelin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 3,001,440 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 3,001,440 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,440 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.09% (*) (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) This figure is as of December 24, 2013. As of December 31, 2013, this figure was 3,124,937.

(**) The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings").  Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(***) Based on 29,743,767 Ordinary Shares outstanding as of December 24, 2013 (as reported on Bloomberg LP). This figure was 10.51% on December 31, 2013, based on 29,743,767 Ordinary Shares outstanding on that date (as reported by Bloomberg LP).

CUSIP No. 290160100	13G	Page 3 of 11 Pages
1	NAME OF REPORTING PERSONS Yair Lapidot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 3,001,440 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 3,001,440 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,440 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.09% (*) (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) This figure is as of December 24, 2013. As of December 31, 2013, this figure was 3,124,937.

 (**) The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., each a wholly-owned subsidiary of Yelin Lapidot Holdings.  Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(***) Based on 29,743,767 Ordinary Shares outstanding as of December 24, 2013 (as reported on Bloomberg LP). This figure was 10.51% on December 31, 2013, based on 29,743,767 Ordinary Shares outstanding on that date (as reported by Bloomberg LP).

CUSIP No. 290160100	13G	Page 4 of 11 Pages
1	NAME OF REPORTING PERSONS Yelin Lapidot Holdings Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 3,001,440 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 3,001,440 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,440 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.09% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of December 24, 2013. As of December 31, 2013, this figure was 3,124,937.

(**) The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., each a wholly-owned subsidiary of Yelin Lapidot Holdings.  Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(***) Based on 29,743,767 Ordinary Shares outstanding as of December 24, 2013 (as reported on Bloomberg LP). This figure was 10.51% on December 31, 2013, based on 29,743,767 Ordinary Shares outstanding on that date (as reported by Bloomberg LP).

CUSIP No. 290160100	13G	Page 5 of 11 Pages
1	NAME OF REPORTING PERSONS Yelin Lapidot Mutual Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 2,700,196 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 2,700,196 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,196 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.08% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of December 24, 2013. As of December 31, 2013, this figure was 2,823,693.

(**) The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings").  Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(***) Based on 29,743,767 Ordinary Shares outstanding as of December 24, 2013 (as reported on Bloomberg LP). This figure was 9.49% on December 31, 2013, based on 29,743,767 Ordinary Shares outstanding on that date (as reported by Bloomberg LP).

Item 1. (a)	Name of Issuer:

Elron Electronic Industries Ltd.

(b)	Address of Issuer's Principal Executive Offices:

3 Azrieli Center, 42nd Floor, Tel-Aviv 6702301, Israel

Item 2. (a)	Name of Person Filing:

Dov Yelin

Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

Yelin Lapidot Mutual Funds Management Ltd.

On December 24, 2014, the securities reported herein were beneficially owned as follows:

•	2,700,196 Ordinary Shares (representing 9.08% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.
•	301,244 Ordinary Shares (representing 1.01% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Provident Funds Management Ltd.

On December 31, 2013, the securities reported herein were beneficially owned as follows:

•	2,823,693 Ordinary Shares (representing 9.49% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.
•	301,244 Ordinary Shares (representing 1.01% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Provident Funds Management Ltd.

Each of the Subsidiaries is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd.

(b)	Address of Principal Business Office:

Dov Yelin – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yair Lapidot – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Holdings Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Mutual Funds Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

(c)	Citizenship or Place of Incorporation:

Dov Yelin – Israel

Yair Lapidot – Israel

Yelin Lapidot Holdings Management Ltd. – Israel

Yelin Lapidot Mutual Funds Management Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary shares, nominal value 0.003 New Israeli Shekels per share

(e)	CUSIP Number:

290160100

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2014

Dov Yelin /s/ Dov Yelin By: Dov Yelin
Yair Lapidot /s/ Yair Lapidot By: Yair Lapidot
Yelin Lapidot Holdings Management Ltd. /s/ Dov Yelin By: Dov Yelin Title: Joint Chief Executive Officer
Yelin Lapidot Mutual Funds Management Ltd. /s/ Or Keren By: Or Keren Title: Joint Chief Executive Officer

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement.